UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SpaceCorp

Address of Principal Business Office (No. & Street, City, State, Zip Code):	8605 Santa Monica Blvd., #54207 West Hollywood, CA 90069

Telephone Number (including area code):	(213) 524-9594

Name and address of agent for service of process:	Joshua Marks 8605 Santa Monica Blvd., #54207 West Hollywood, CA 90069

With copies of Notices and Communications to:	Christopher Healey Davis Polk & Wardwell LLP 1050 17th Street, NW Washington, DC 20036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of West Hollywood and State of California on the 27th day of October, 2026.

SPACECORP

By:	/s/ Joshua Marks
	Name:	Joshua Marks
	Title:	Initial Director and President

Attest:	/s/ Danica Locker
	Name:	Danica Locker
	Title:	Witness

[Signature Page to the N-8A]